UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             R. Craig Bryson

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                             R. Craig Bryson         :  United States of America

                    5     SOLE VOTING POWER
 NUMBER OF                   R. Craig Bryson         : 2,465,624 **SEE ITEM 4
  SHARES
BENEFICIALLY        6     SHARED VOTING POWER
  OWNED BY                    R. Craig Bryson        : 2,608,124 **SEE ITEM 4
    EACH
 REPORTI            7     SOLE DISPOSITIVE POWER
PERSON WITH:                  R. Craig Bryson        : 2,465,624 **SEE ITEM 4

                    8     SHARED DISPOSITIVE POWER
                              R. Craig Bryson        : 2,608,124 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              R. Craig Bryson        :  5,073,748 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                (SEE INSTRUCTIONS)
                                                                             [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             R. Craig Bryson         : 14.1%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             R. Craig Bryson         :  IN


                               Page 2 of 8 Pages

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Kathleen D. Bryson

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                             Kathleen D. Bryson     :  United States of America

                    5     SOLE VOTING POWER
  NUMBER OF                  Kathleen D. Bryson     : 2,465,624 **SEE ITEM 4
   SHARES
BENEFICIALLY        6     SHARED VOTING POWER
  OWNED BY                   Kathleen D. Bryson     :  142,500 **SEE ITEM 4
    EACH
 REPORTING          7     SOLE DISPOSITIVE POWER
PERSON WITH                  Kathleen D. Bryson     : 2,465,624 **SEE ITEM 4

                    8     SHARED DISPOSITIVE POWER
                             Kathleen D. Bryson     : 142,500 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Kathleen D. Bryson     :  2,608,124 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Kathleen D. Bryson     : 7.7%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Kathleen D. Bryson     :  IN

                                Page 2 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


Item 1

     (a) Name of Issuer

          The name of the issuer is Nu Skin  Enterprises,  Inc. (the  "Issuer").

     (b) Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2

     (a) Name of Person Filing

          This report is being filed by R. Craig Bryson and Kathleen D. Bryson, husband and wife (referred to individually by name and referred to collectively as the "Reporting Persons").

     (b) Address of Principal Business Office or, if none, Residence

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

     (c) Citizenship

          The Reporting Persons are both citizens of the United States of America.

     (d) Title of Class of  Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

     (e) CUSIP  Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

          R. Craig Bryson

      (a) R. Craig Bryson beneficially owns or may be deemed to beneficially own 5,073,748 shares of Class A Common Stock as follows: 1,218,008 shares of Class A Common Stock, and 3,855,740 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that R. Craig Bryson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 5,073,748 shares of Common Stock referenced above: 573,004 shares of Class A Common Stock and 1,892,620 shares of Class B Common Stock held by his wife, Kathleen D. Bryson; 34,000 shares of Class A Common Stock and 33,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 38,000 shares of Class A Common Stock and 37,000 shares of Class B Common Stock held indirectly as a co-trustee for The Bryson Fixed Charitable Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 3,855,740 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, R. Craig Bryson would beneficially own


                               Page 4 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



          or may be deemed to beneficially own 5,073,748 shares of Class A Common Stock which would constitute 14.1% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 3,855,740 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by
          R. Craig Bryson, he would beneficially own or may be deemed to beneficially own 5,073,748 shares of Class A Common Stock which would constitute 0.9% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 3,855,740 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or may be deemed to beneficially own 1,218,008 shares of Class A Common Stock and 3,855,740 shares of Class B Common Stock which would constitute 6.9% of the aggregate voting power of the Issuer and 5.9% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 1,892,620 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has sole power to vote or direct the vote, R. Craig Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 1,963,120 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has shared power to vote or direct the vote, R. Craig Bryson would have shared power to vote or direct the vote of 2,608,124 shares of Class A Common Stock as follows: 2,465,624 shares of Class A Common Stock held by his wife, Kathleen D. Bryson; 67,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,892,650 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has sole power to dispose or direct the disposition, R. Craig Bryson would have sole power to dispose or direct the disposition of 2,465,624 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 1,963,120 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has shared power to dispose or direct the disposition, R. Craig Bryson would have shared power to dispose or direct the disposition of 2,608,124 shares of Class A Common Stock as follows: 2,465,624 shares of Class A Common Stock held by his wife, Kathleen D. Bryson;67,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

          Kathleen D. Bryson:

     (a) Kathleen D. Bryson beneficially owns or may be deemed to beneficially own 2,465,624 shares of Class A Common Stock as follows:
          573,004 shares of Class A Common Stock, and 1,892,620 shares of the Issuer's Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Kathleen D. Bryson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 2,465,624 shares of Common Stock referenced above: 34,000 shares of Class A Common Stock and 33,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 38,000 shares of Class A Common Stock

                               Page 5 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



          and 37,000 shares of Class B Common Stock held indirectly as a co-trustee for The Bryson Fixed Charitable Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,963,120 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, Kathleen D. Bryson would beneficially own or may be deemed to beneficially own 2,608,124 shares of Class A Common Stock which would constitute 7.7% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,963,120 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or may be deemed to beneficially own 2,608,124 shares of Class A Common Stock which would constitute 0.5% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,963,120 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or may be deemed to beneficially own 645,004 shares of Class A Common Stock and 1,963,120 shares of Class B Common Stock which would constitute 3.5% of the aggregate voting power of the Issuer and 3.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 1,892,620 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has sole power to vote or direct the vote, Kathleen D. Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 70,500 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has shared power to vote or direct the vote, Kathleen D. Bryson would have shared power to vote or direct the vote of 142,500 shares of Class A Common Stock as follows: 67,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,892,620 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has sole power to dispose or direct the disposition, Kathleen D. Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 70,500 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has shared power to vote or direct thevote, Kathleen D. Bryson would have shared power to dispose or direct the disposition of 142,500 shares of Class A Common Stock as follows: 67,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

                               Page 6 of 8 Pages

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



Item 6.   Ownership  of More than  Five  Percent  on Behalf of  Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.


                               Page 7 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ R. Craig Bryson
                                             By: R. Craig Bryson
                                             Dated: February 10, 2000



                                             /s/ Kathleen D. Bryson
                                             By: Kathleen D. Bryson
                                             Dated: February 10, 2000






                                Page 8 of 8 Pages